UNITED STATES				                  OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION     	  OMB number: 3235-0145
		              Washington, D.C. 20549		          	Expires: August 31, 1991
								                                           Estimated average burden
								                                           hours per response  14.90

                                SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 4)


                                 Hologic, Inc.
                                --------------
                                (Name of Issuer)

                                 Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   436440-10-1
                                   -----------
                                  (CUSIP Number)




Check the following box if a fee is being paid with this statement ____.   A
fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item i; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 436440-10-1					    Page ___2__of__5  Pages


1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	S. David Ellenbogen
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
											    (a)
											    (b)
---------------------------------------------------------------------------
3    	SEC USE ONLY


---------------------------------------------------------------------------
4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.
--------------------------------------------------------------------------
	                  		5	SOLE VOTING POWER:		443,930
NUMBER OF
SHARES			    --------------------------------------------------------------
BENEFICIALLY        6	SHARED VOTING POWER:		None
OWNED BY
EACH		       --------------------------------------------------------------
REPORTING	         	7	SOLE DISPOSITIVE POWER:		443,930
PERSON
WITH			      --------------------------------------------------------------
			                 8	SHARED DISPOSITIVE POWER:	None

             --------------------------------------------------------------
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		443,930
--------------------------------------------------------------------------
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

		X
-------------------------------------------------------------------------
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		3.4%
--------------------------------------------------------------------------
12	TYPE OF REPORTING*:

		In
--------------------------------------------------------------------------
                  SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Item 1 (a)

Name of Issuer:	Hologic, Inc.

                           Item 1 (b)

Address of Issuer's Principal Executive Offices: 	590 Lincoln Street,
Waltham, Massachusetts 02154

                           Item 2 (a)

Name of Person Filing:	S. David Ellenbogen

                           Item 2 (b)

Address of Principal Business Office or, if none, Residence:   590 Lincoln
Street, Waltham, Massachusetts  02154

                           Item 2 (c)

Citizenship:	United States

                           Item 2 (d)

Title of Class of Securities:	Common Stock, $.01 par value

                          Item 2 (e)

CUSIP Number:	436440-10-1

                           Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a: Not Applicable

                           Item 4

Ownership:

(a)  Amount Beneficially Owned:	443,930 shares of Common Stock.
Includes (i) 58,000 shares of Common Stock which are exercisable within 60 days from February 14, 1997 and (ii) 7,230 shares held in Trust, of which Mr. Ellenbogen is the sole trustee with the sole power to vote and to dispose of the shares. Mr. Ellenbogen disclaims beneficial ownership of the shares held by the Trust. Excludes 45,030 shares held in Trust for the benefit of Mr. Ellenbogen's children, over which Mr. Ellenbogen has no power to vote or to dispose and for which Mr. Ellenbogen disclaims beneficial ownership.

          (b)  Percent of Class:	3.4%

          (c)  Number of shares as to which such person has:

                 	(i)  sole power to vote or direct the vote:	443,930
                 (ii)  shared power to vote or to direct the vote:
                       None
                (iii)  sole power to dispose or to direct the
                       disposition: 443,930
                 (iv) shared power to dispose or to direct the disposition: None

                              Item 5

Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following _X_.


                             Item 6

Ownership of More than Five Percent on Behalf of Another Person:  Not
Applicable

                             Item 7

Identification and Classification of the Subsidiary Which Acquired the Security being Reported on By the Parent Holding Company: Not Applicable

                             Item 8

Identification and Classification of Members of the Group:  Not Applicable

                             Item 9

Notice of Dissolution of Group:	Not Applicable

                             Item 10

Certification:	Not Applicable

                              Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997
-----------------
Date

/s/ S. David Ellenbogen
----------------------
Signature

S. David Ellenbogen /	Chairman and CEO
--------------------------------------
Name/Title
















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